Exhibit 12.1

               United Air Lines, Inc. and Subsidiary Companies

              Computation of Ratio of Earnings to Fixed Charges

                                        Nine Months Ended
                                           September 30
                                         1994        1993
                                           (In Millions)
Earnings:
  Earnings before income taxes         $   145     $    73
  Fixed charges, from below                767         802
  Undistributed earnings of affiliates     (20)         -
  Interest capitalized                     (31)        (43)

    Earnings                           $   861     $   832


Fixed charges:

  Interest expense                     $   260     $   266

  Portion of rental expense
    representative of the
    interest factor                        507         536

      Fixed charges                    $   767     $   802


Ratio of earnings to
  fixed charges                           1.12        1.04